Mail Stop 7010

      March 9, 2006


Mr. Michael T. Adams
Chief Executive Officer
LaPolla Industries, Inc.
15402 Vantage Parkway East #322
Houston, TX  77032

	RE:	Form 10-K for the fiscal year ended December 31, 2004
Forms 10-Q for the quarters ended March 31, June 30, and September
30, 2005
		Form 8-K/A filed April 27, 2005
		File No. 1-31354

Dear Mr. Adams:

      We have reviewed your response and have the following additional comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

DRAFT FORM 10-K/A FOR THE YEAR ENDED DECEMBER 31, 2004

General
1. Where a comment below requests additional disclosures or other revisions, please show us your revised disclosure in your response.

2. Please label each of your financial statements as "Restated." In this regard, each column of your balance sheets and statements of operations and cash flows should be individually labeled as restated.
Please also label your statement of stockholders` equity as restated and remove the "As Previously Reported" line item. The statement should reflect the activity in your equity accounts after all corrections.

Item 9A - Controls and Procedures, page A-2-11

3. Your proposed disclosure indicates there were no significant changes in your internal controls over financial reporting subsequent to the date of your amended report. Item 308(c) of Regulation S-K requires you to disclose whether there were any changes in your internal controls and procedures during the most recently completed quarter included in your filing. Please revise your disclosure to clarify whether there were changes in your internal controls and procedures during the fourth quarter of 2004.

4. You have included a discussion of the limitations of all control systems under the headings Controls and Procedures. Specifically, you state, "[t]he design of any system of controls and procedures is also based in part upon certain assumptions about the likelihood of future events, there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions." Please remove such statement from future filings, as this does not appear to be a limitation of an entity`s internal control system per paragraphs 16-24 of AU Section 319, as referenced by SEC Release No. 33-8238.



*    *    *    *


      Please respond to these comments and file the requested amendments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.


      If you have any questions regarding these comments, please direct them to Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Scott Watkinson, Staff Accountant, at (202)
551-
3741.

							Sincerely,



							Rufus Decker
							Accounting Branch Chief


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Mr. Michael T. Adams
LaPolla Industries, Inc.
March 9, 2006
Page 3 of 3




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE